SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic Route Network Grows 12.9% in June 2011

First-half domestic load factor of more than 70%

São Paulo, July 14, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch:BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded total demand growth of 10.4% and a load factor of 65.6% on its total route network in June.

Demand

The domestic market grew by 12.9% over the same period last year, chiefly due to: (i) increased capacity in the sector, which encouraged domestic air traffic; and (ii) additional domestic traffic due to the operational capacity created by the restrictions on international flights in the Southern Cone caused by ash from the eruption of the Chilean volcano Puyehue. In relation to May 2011, demand increased by 2.9% due to the beginning of Brazil’s school vacations in June (in daily average terms, demand climbed by 6.4%).

International demand declined by 15.2% year-on-year, primarily due to the above-mentioned restrictions on international flights in the Southern Cone, which jeopardized international traffic in the entire region during most of June, in addition to: (i) the return of two B767 aircraft that had been chartered out for international flights; and (ii) the discontinuation of flights to Bogotá, in Colombia. In comparison with the month before, demand fell by 22.7% due to the withdrawal of the B767s (in daily average terms, demand dropped by 20.1%).

Operating Data	June 2011(*) (**)	June 2010(*) (**)	Var.% (YoY)	May 2011(*)(**)	Var.% (MoM)
Total System
ASK (mm)(1)	3,772.1	3,695.8	2.1%	3,886.1	-2.9%
RPK (mm)(2)	2,473.1	2,239.4	10.4%	2,457.1	0.6%
Load Factor(3)	65.6%	60.6%	+5.0 p.p.	63.2%	+2.3 p.p.
Domestic Market
ASK (mm) (1)	3,500.4	3,332.5	5.0%	3,542.5	-1.2%
RPK (mm) (2)	2,304.5	2,040.5	12.9%	2,239.1	2.9%
Load Factor(3)	65.8%	61.2%	+4.6 p.p.	63.2%	+2.6 p.p.
International Market
ASK (mm) (1)	271.7	363.3	-25.2%	343.7	-20.9%
RPK (mm) (2)	168.6	198.9	-15.2%	218.1	-22.7%
Load Factor(3)	62.1%	54.7%	+7.3 p.p.	63.5%	-1.4 p.p.

(*) June 2011 – preliminary figures; June – 2010 management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; May 2011– ANAC figures.

(**) Considering the new calculation methodology introduced by ANAC’s 2010 DCA Manual.

Supply

Supply grew by 2.1% year-on-year, chiefly due to the rerouting of international traffic to the domestic market in June, in turn caused by the restrictions created by ash from the Chilean volcano Puyehue. This was partially offset by: (i) the return of two B767s and the reduction in charter operations with this type of aircraft (which consume more fuel); (ii) the discontinuation of flights to Bogotá, in Colombia; and (iii) the upturn in the load factor. In comparison with May 2011, supply fell by 2.9%, mainly due to the eruption of the Chilean volcano in June and the lower number of days in the latter month.

Load Factor and Yield

GOL’s total load factor came to 65.6% in June (5.0 p.p. up year-on-year and 2.3 p.p. more than the month before).

Yield was slightly more than 0.19 cents (R$) in June and close to 0.19 cents (R$) in the first quarter, around 10% down on the same period last year. Passenger revenue per available seat-kilometer (PRASK) remained flat in the quarter in year-on-year terms.

Operating Data	2Q11(*)(**)	2Q10(*)(**)	Var.% (YoY)	1T11 (**)	Var.% (MoM)
Total System
ASK (mm)(1)	11,380.4	11,059.2	2.9%	11,874.9	-4.2%
RPK (mm)(2)	7,571.4	6,674.8	13.4%	8,591.3	-11.9%
Load Factor(3)	66.5%	60. 4%	+6.2 p.p.	72.3%	-5.8 p.p.

Operating Data	1H11(*)(**)	1H10(*)(**)	Var.% (YoY)
Total System
ASK (mm)(1)	23,251.5	22,217.4	4.7%
RPK (mm) (2)	16,162.7	14,509.1	11.4%
Load Factor(3)	69.5%	65.3%	+4.2 p.p.
Domestic Market
ASK (mm) (1)	20,963.4	20,031.6	4.7%
RPK (mm) (2)	14,736.4	13,226.2	11.4%
Load Factor(3)	70.3%	66.0%	+4.3 p.p.
International Market
ASK (mm)(1)	2,288.2	2,185.8	4.7%
RPK (mm)(2)	1,426.2	1,282.9	11.2%
Load Factor(3)	62.3%	58.7%	+3.6 p.p.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira – CFO
Edmar Lopes – Capital Markets Officer
Raquel Kim – Investor Relations
Gustavo Mendes – Investor Relations
Phone.: (55 11) 2128-4700
E-mail:  ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter:  www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail:  comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or  robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.